October 15, 2007
Mr. Mark P. Shuman
Branch Chief — Legal
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cistera Networks, Inc.
Registration Statement on Form SB-2 (No. 333-127800)
Mr. Shuman:
     The following responses to your comment letter of September 19, 2007 (the “Comment Letter”) are submitted on behalf of Cistera Networks, Inc., a Nevada corporation (the “Company”), in connection with the above referenced Registration Statement. Simultaneously herewith, the Company has filed Amendment No. 3 to the Registration Statement (the “Amendment”), which has been marked to show changes from Amendment No. 2 to the Registrations Statement filed with the Commission on August 15, 2007. For convenience, we have copied the comments contained in the Comment Letter and provided the Company’s responses below:
General
1.	The opening lines of the prospectus refer to “shares of common stock of CNH Holdings Company.” We note that the name of the company was changed in September 2005 to “Cistera Networks, Inc.” Please revise your registration statement to use the current name of the company when referring to its securities, or advise why doing so would be inappropriate.

Response

We have revised the registration statement to use the current company name, “Cistera Networks” when referring to the company’s securities.
6021 Morriss Road, Suite 101, Flower Mound, Texas 75028
Phone: (972)724-3338 • Fax: (972)724-1922

Mr. Mark Shuman
October 15, 2007

Certain Relationships and Related Transactions. page 39
2.	We note that the most recent transaction disclosed in this section is the May 2005 merger with XBridge. Please ensure that this section provides the information required by Item 404(a) of Regulation S-B for the company’s last two fiscal years as well as the period since the end of its last fiscal year. See Instruction 9 to Item 404(a).

Response

We have revised this section to include one loan transaction between the company and Ms. Garr, the company’s interim Chief Financial Officer. The company believes that this loan transaction is the only additional transaction entered into by the company during its last two fiscal years, as well as the period since the end of its last fiscal year, that requires disclosure under Item 404(a).

3.	Please refer to prior comments 3 and 5 from our letter dated September 19, 2005. We note your disclosure in the second full paragraph of page 55 of the “Recent Sales of Unregistered Securities” section relating to the issuance of 173,511 share of company stock to Ms. Garr, Mr. Royal and Mr. Downs, in exchange for the cancellation of $482,364 of XBridge debt in connection with the merger. Please also disclose these transactions in the “Certain Relationships and Related Transactions” section when you describe the effects of the XBridge merger on related parties.

Response

We have revised this section to include disclosure of the debt exchange transactions involving Ms. Garr and Messrs, Royal and Downs.
Fairness Opinion
4.	Because your filing refers to the fairness opinion of Navigant Capital, please file as an exhibit to the registration statement Navigant Capital’s consent to the reference to its report and to the use of its name, as required by Rule 436 of Regulation C.

Response

We have removed from the registration statement the reference to the fairness report and Navigant Capital’s name as Navigant Capital is unwilling to provide us with their consent.
Selling Stockholders, page 45
5.	We note that your original registration statement on Form SB-2 filed August 24, 2005, sought to register for resale 7,345,048 shares of common stock. Please supplementally

Mr. Mark Shuman
October 15, 2007

provide us with an explanation of the increase in the number of shares to be registered. In particular, advise whether any of the shares being registered were issued, or underlie other securities that were issued, since August 24, 2005. We not in this regard your disclosure at the bottom of page 47 that the company issued an additional 155,800 incentive warrants from September 2005 through December 2005. Please revise your registration statement to clarify whether the shares underling these warrants are among the shares being registered by the pending registration statement.

Response

The additional shares being registered are accounted for as follows;

7,345,048	initial number to be registered
476,943	additional shares issued as interest on the convertible notes issued in the company’s first private placement as described in the registration statement (“Notes”)
(33,128)	shares removed as a result of the expiration of certain warrants described in the registration statement
(116,206)	shares removed as a result of Rule 144(k) sales by the selling shareholders
(12,046)	shares removed as a result of an exchange of Notes for convertible notes issued in the company’s second private placement described in the registration statement (and for which no shares are being registered under the current registration statement)
(18,030)	shares removed as a result of the payment in full of a Note

7,642,581	Total shares being registered
The registration statement has been revised to clarify that the 155,800 shares issuable upon conversion of the incentive warrants are among the shares being registered under the pending registration statement.

The Company has also revised the registration statement to include additional information both under “Recent Sales of Unregistered Shares” and elsewhere to disclose the issuance of 476,943 shares to holders of the Notes in lieu of cash payment of interest and the inclusion of such “interest” shares among the shares being registered under the pending registration statement.

6.	Please refer to prior comment 6 from our letter dated September 19, 2005. Please revised the introductory paragraph of the “Selling Stockholders” section and the selling stockholder table to set forth the amount and percentage (if one percent or more) of shares of common stock to be owned by each selling stockholder after the offering is complete (i.e., upon the resale of all shares that are to be offered under the registration statement), as required by Item 507 of Regulation S-B.

Response

Mr. Mark Shuman
October 15, 2007

We have revised the “Selling Stockholders” section and the selling stockholder table to set forth the amount and percentage (if one percent or more) of shares of common stock to be owned by each selling stockholder after the offering is complete.

7.	Please refer to prior comment 9 from our letter dated September 19, 2005. Using footnotes to the selling stockholder table or another appropriate method, please indicate which selling stockholders are affiliate of the company and disclose the material terms of those relationships.

Response

We have revised the selling stockholders table to include footnotes indicating that Ms. Garr and Messrs. Royal and Downs are affiliates of the company and their positions as officers and directors of the company.

8.	There appears to be a typographical error in the number of shares being registered in the first paragraph following the selling shareholder table. Please revise the number to reflect accurately the number of shares being registered pursuant to the registration statement.

Response

We have revised the first paragraph following the selling shareholder table to reflect that 7,642,581 shares are being registered pursuant to the registration statement.
If any member of the staff has any questions concerning the company’s responses or the Amendment, he or she should contact Robert J. Johnston at (972) 724-3338.
Very truly yours,
/s/ Robert J. Johnston
Robert J. Johnston